Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

July 11, 2016

FILED VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)

File Nos.: 2-92633 and 811-04087

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), the Fund respectfully requests that the U.S. Securities and Exchange Commission (the “SEC”) consent to the withdrawal of Post-Effective Amendment No. 171 to the Fund’s Registration Statement on Form N-1A filed with the SEC on December 30, 2015 (Accession No. 0001193125-15-416921), as well as Post-Effective Amendment No. 173, filed with the SEC on March 7, 2016 (Accession No. 0001193125-16-494345), Post-Effective Amendment No. 175, filed with the SEC on April 12, 2016 (Accession No. 0001193125-16-538082), Post-Effective Amendment No. 177, filed with the SEC on May 13, 2016 (Accession No. 0001193125-16-589742), and Post-Effective Amendment No. 179, filed with the SEC on June 10, 2016 (Accession No. 0001193125-16-618495) (together, the “Amendments”).

Post-Effective Amendment No. 171 was filed pursuant to Rule 485(a) under the 1933 Act for the purpose of introducing the Managed Futures Series as a new series of the Fund, and Post-Effective Amendment Nos. 173, 175, 177 and 179 were filed pursuant to Rule 485(b) under the 1933 Act for the purpose of delaying the effectiveness of Post-Effective Amendment No. 171. The Fund is requesting the withdrawal of the Amendments because it has decided not to proceed with the offering of shares of the Managed Futures Series.

Post-Effective Amendment No. 171 has not become effective and no securities were sold in connection with the offering. Accordingly, the Fund respectfully submits that the withdrawals would be consistent with the public interest and the protection of investors.

If you have any questions or require further information, please contact Amy Williams at (585) 325-6880.

Very truly yours,

Manning & Napier Fund, Inc.

By:   /s/ James E. Mikolaichik

James E. Mikolaichik

President